Filed by Allied Waste Industries, Inc. Pursuant to
Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company:
Allied Waste Industries, Inc.
(Commission File No. 001-14705)
On July 15, 2008, Republic Services, Inc. and Allied Waste Industries, Inc. participated in meetings regarding the proposed combination of the two companies, which was previously announced on June 22, 2008. The presentation materials used in these meetings are attached.
Additional Information and Where to Find It.
This communication is being made in respect of the proposed business combination involving Republic and Allied. In connection with the proposed transaction, Republic plans to file with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of Republic and Allied plan to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of Republic and Allied. INVESTORS AND SECURITY HOLDERS OF REPUBLIC AND ALLIED ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the Registration Statement and the definitive Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Republic and Allied through the website maintained by the SEC at www.sec.gov. Free copies of the Registration Statement and the definitive Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to Republic Services, Inc., 110 SE 6th Street, 28th Floor, Fort Lauderdale, Florida, 33301 Attention: Investor Relations or by directing a request to Allied Waste Industries, Inc., 18500 North Allied Way, Phoenix, Arizona 85054, Attention: Investor Relations.
Participants in Solicitation.
Republic, Allied and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Republic’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2007, which was filed with the SEC on February 21, 2008, and its proxy statement for its 2008 annual meeting of stockholders, which was filed with the SEC on April 2, 2008, and information regarding Allied’s directors and executive officers is available in Allied’s Annual Report on Form 10-K, for the year ended December 31, 2007, which was filed with the SEC on February 21, 2008 and its proxy statement for its 2008 annual meeting of stockholders, which was filed with the SEC on April 10, 2008. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC when they become available.

Creating an Environmental Services Leader July 2008

Discussion of Forward-Looking Statements Information Regarding Forward-Looking Statements Certain statements and information included herein constitute "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995 these forward-looking statements are identified by words such as "will," "expects," "intends," "anticipates" and similar words. Any such forward-looking statements contained herein are based on current expectations, but are subject to a number of risks, uncertainties, and other factors that may cause actual results to differ materially from expectations expressed in such forward-looking statements, many of which are beyond the control of Republic or Allied. Such risks, uncertainties and other factors include: regulatory and litigation matters and risks, legislative developments, changes in tax and other laws, the effect of changes in general economic conditions, the risk that a condition to closing of the transaction may not be satisfied, the risk that a regulatory approval that may be required for the transaction is not obtained or is obtained subject to conditions that are not anticipated and other risks to consummation of the transaction, risks that the combined company may not achieve anticipated synergies, risks that the acquisition may not be accretive to earnings in the anticipated time frame, or at all, risks that the combined company may not generate expected cash flows, risks that the anticipated financing may not be secured, as well as risks relating to the business and operations of both Republic and Allied included in their respective filings with the Securities and Exchange Commission. Shareholders, potential investors and other readers are urged to consider these factors carefully in evaluating our forward-looking statements and are cautioned not to place undue reliance on forward-looking statements. The forward- looking statements made herein are only made as of the date of this press release and the parties hereto undertake no obligation to publicly update these forward-looking statements to reflect subsequent events or circumstances.

Transaction Overview Transaction: Friendly, negotiated merger of Republic Services and Allied Waste Consideration: 100% stock Exchange Ratio: 0.45 shares of Republic Services stock per share of Allied Waste stock Synergies: $150mm run rate operating synergies achieved by year 3 Anticipated Closing: Q4 2008 Relative Ownership: 48% Republic Services shareholders/ 52% Allied Waste shareholders Mutual Due Diligence: Completed Pro Forma Credit Rating: Commitment to Investment Grade (BBB/Baa3 expected) Accretion: Accretive to EPS and FCF in Year 1 (ex. one time costs) Dividend: Maintain current dividend yield per share (current yield 2+%)

Why is This Merger Different? Two mature companies Not a "roll up" Focus on shareholder value Companies have similar business practices and performance metrics Opportunity to adopt best practices Timely integration process

Compelling Strategic and Financial Merger Rationale National scope and scale, with stronger platform for profitable growth Improved vertical integration through large network of landfills Complementary geographies, assets and cultures, with shared commitment to customer service Significant corporate and operational synergies Approximately $150 million in expected annual synergies Strong capital structure with investment grade credit rating Enhanced cash flow provides additional flexibility to Fund dividend Invest in business Pay down debt

Strong Asset Position Drives Vertical Integration Model Combined (pro forma) Assets Landfill 58 161 219 Transfer 94 161 255 Collection 136 291 427 Recycling 33 53 86 Employees 13,000 23,000 36,000 Revenue $3.2 billion $6.1 billion $9.3 billion 1. As of December 2007 1 1

National Footprint Approximately 54% of Revenue from Sun Belt States Headquarters - Phoenix, AZ

Other Transfer & Disposal Commercial Residential C & D Permanent Roll-Off Recycling 0.04 0.2 0.27 0.21 0.07 0.14 0.07 Commercial Roll-off Residential Transfer & Disposal Other Recycling Residential 0.26 0.21 0.2 0.21 0.05 0.07 Other Transfer & Disposal Commercial Residential C & D Permanent Roll-Off Recycling 0.03 0.18 0.28 0.24 0.07 0.13 0.07 $3.2 billion $6.1 billion $9.3 billion Approximately $2.5 billion of annual long-term franchise revenue Well-Diversified in Customers, Revenue Mix and Geography Allied Waste Republic Services Pro Forma

value Republic Services 3.2 Allied Waste 6.1 Waste Management 11.8 Merger Alters Industry Landscape value value PF Republic 9.3 Waste Management 11.8 2007 Revenue ($ Billions) Core U.S. Solid Waste 2007 Revenue ($ Billions) Core U.S. Solid Waste

Significant Synergy Opportunities Merger expected to drive at least $150 million in synergies Initial savings from easily identified actions and basic integration Synergies are 1.5% to 2.0% of combined revenue Incentive compensation based on return on capital and improving free cash flow 2007 Republic Services 2007 Allied Waste 2007 Newco w/ $150mm Synergies EBITDA Margins 0.265 0.265 0.281

Synergy Opportunities: SG&A Approximately 50% of savings or $75 million will be realized through SG&A reductions Corporate Close Fort Lauderdale headquarters and integrate operations in Phoenix Focused on supporting field operations Field Operations Opportunity to rationalize regional and area/division structure Consolidate offices in areas of overlap Responsible for managing local markets Compensation systems aligned with improving shareholder value

Synergy Opportunities: Operations Approximately 50% of savings or $75 million realized through field operations Phase one focus on basic integration Internalize volumes currently delivered to third-party landfills Re-route trucks to access most efficient landfill Capture national account revenues currently subcontracted Phase two integration opportunities Optimize market service areas and underlying routes to drive efficiency and maximize route densities Rationalization of hauling facilities Identify and deploy best practices Maintenance, landfill management and training

Synergy Opportunities: Financing Investment grade rating of BBB/Baa3 No collateral in debt structure Municipal marketing opportunities 2009 through 2011 focus is debt reduction Over $2 billion in debt reduction in 36 months Initial synergies of up to $8 million related to reducing financial assurance costs

Conservative Assumptions Initial synergies based on easily identifiable opportunities Savings assume divestitures required by the DOJ review Expect to realize approximately 60% of synergies in first year following completion of merger Transaction and integration costs will offset benefit Run rate of $150 million reached in year three

Commitment to Seamless Integration Integration planning already well underway Outside consultant retained to facilitate and measure results Integration team comprised of function experts from both companies Focus on maintaining high level of customer service Process will be completed in a timely manner Result will be "best people, best practices" Management Safety Procurement and purchasing Repair and maintenance

Integration Plan Well planned process Deloitte Consulting engaged to assist 2 day planning session completed week of July 7 Executive management actively involved Management from both companies involved

Additional Opportunities to Drive Value National accounts Merger strengthens operating platform and value equation National account market estimated at $3 billion Purchasing and maintenance Combined company will have annual capital expenditures of over $1 billion that can be impacted through centralized purchasing Leverage AW's established procurement function Continue appropriate fleet investments and integration of maintenance programs

Additional Opportunities to Drive Value Renewable energy Combined company will control valuable landfill gas reserves Landfill gas plants operating at only 30% of the combined company's landfills Appropriate investment in recycling capacity Capitalize on network of 86 recycling centers to provide greater value to municipal customers State-of-the-art C&D recycling facility opening in Chicago Validate business assumptions; assess additional market opportunities

Strong Cash Flow Provides Financial Flexibility Dividend policy Maintain current dividend policy Future moderate increases will be considered Invest for internal growth Most efficient means to growth Debt reduction Maintain strong capital structure Republic will maintain its consistent balanced, conservative approach to cash flow utilization

Merger Creates Unique Benefits for All Stakeholders Shareholder Benefits Significant achievable cost synergies Strengthens vertical integration Improved capital structure with investment grade credit rating Dividend policy and cash return strategy Customer Benefits Unmatched customer service Greater vertical integration Employee Benefits Better career opportunities Combined best safety practices

Relative Valuation EV/EBITDA Dividend Yield Price/Earnings ____________________ Source: Public filings and Wall Street research. Note: Pricing data as of July 11, 2008. WCN WMI RSG AW 9.5 7.4 7.3 6.9 WCN WMI RSG AW 20.9 16.4 15.4 12.7 WMI RSG WCN AW 0.03 0.024 0 0

Creating an Environmental Services Leader